UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 9, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

SIBANYE MEDIA RELEASE

Westonaria, 9 September 2015: Sibanye today announced the proposed acquisition of the Rustenburg Operations from Anglo American Platinum Limited ("AAP) for an upfront consideration of R1.5 billion in cash or shares and a deferred consideration equal to 35% of the distributable free cash flows generated by the Rustenburg Operations over a six year period, subject to a minimum nominal payment of R3 billion("Deferred Payment"). Should there still be an outstanding balance at the end of the six year period, Sibanye may elect to extend the period by a further two years. Any remaining balance at the end of this period will be settled by Sibanye either in cash or shares.

In addition to the Deferred payment, which allows for a favourably extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, AAP will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero. This provides important capital investment and downside price protection for Sibanye, facilitating ongoing capital investment in the first 3 years following the conclusion of the Transaction. Should higher prices result in early repayment of the Deferred Payment during the first 6 years, Sibanye will share the upside with AAP.

Commenting on the Transaction, Neal Froneman CEO of Sibanye said: "We have for some time indicated our interest in participating in the PGM sector and believe that these assets provide an attractively priced entry at an advantageous moment in the price cycle. The Rustenburg Operations are similar in nature to Sibanye's current gold operations and, after extensive engagement with AAP and completing a thorough due diligence, we are confident that we will be able to realise value for our stakeholders by leveraging our successful operating model. The Rustenburg Operations have been significantly restructured and are well positioned to benefit from a recovery in PGM market conditions and provide a platform to grow regionally within the PGM sector. The outcome is a sensible commercial transaction, which is strategically advantageous for both parties."

Consistent with its transformation objectives, Sibanye will be including a consortium of Broad Based Black Economic Empowerment stakeholders ("BBBEE Stakeholders") such that, at the closing of the Transaction Sibanye will own 74% of the Rustenburg Operations, with the BBBEE stakeholders owning 26%. Discussions are underway with the following broad based partners: employees, the surrounding community, the Royal Bafokeng Holdings and the Bakgatla-Ba-Kgafela Traditional Community.

The Rustenburg Operations are located centrally on the Western Limb of the Bushveld Complex, near the town of Rustenburg and comprise the Bathopele, Siphumelele, and Thembelani (incl. Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the western limb tailings retreatment plant and associated surface infrastructure as well as approximately 4 months of working capital on a going concern basis. The lease area covers an extensive 28 km strike length with the ore body extending 8 km down dip.

Current PGM (4E) Mineral Reserves comprise approximately 9.7 million oz and Mineral Resources 88.8 million oz. With annual production of over 800,000 oz the Rustenburg Operatins are placed firmly as the fifth largest PGM producer globally. AAP recently rationalised and restructured the Operations, eliminating loss making production and reducing the workforce by approximately 7,500 people. Operational optimisation will continue under AAP until the conclusion of the Transaction, but in H1 2015, the Rustenburg Operations generated approximately R261 million in cash, despite prevailing low PGM prices.

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 9, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer